UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

The Hain Celestial Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

405217100

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

JEFFREY L. KOCHIAN

AKIN GUMP STRAUSS HAUER & FELD LLP

One Bryant Park

New York, New York 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,382,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,382,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,117,002
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,117,002
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest VI-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,412,690
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,412,690
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,412,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest VI-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,322,405
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,322,405
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,322,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,382,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,382,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,382,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,382,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,353,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,353,699
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,353,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,353,699
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,353,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,353,699
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Co-Invest VI, LP (“Engaged Capital Co-Invest VI”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital Co-Invest VI-A, LP (“Engaged Capital Co-Invest VI-A”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iv)	Engaged Capital Co-Invest VI-B, LP (“Engaged Capital Co-Invest VI-B”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(v)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;

(vi)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;

(vii)	Engaged Capital, LLC (“Engaged Capital”), a Delaware limited liability company, as the general partner and investment adviser of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-B and the investment adviser of a certain managed account (the “Engaged Capital Account”);

(viii)	Engaged Capital Holdings, LLC (“Engaged Holdings”), a Delaware limited liability company, as the managing member of Engaged Capital; and

(ix)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to a Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Tonia Pankopf is no longer a member of a group with the Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will no longer be jointly filing this Schedule 13D with the Reporting Persons.

(b) The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c) The principal business of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-B is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands. Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Shares purchased by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-B and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B to this Schedule 13D or elsewhere disclosed in this Schedule 13D, as amended. The aggregate purchase price of the 1,382,115 Shares owned by Engaged Capital Flagship Master was approximately $48,669,154, including brokerage commissions. The aggregate purchase price of the 2,117,002 Shares owned by Engaged Capital Co-Invest VI was approximately $76,581,198, including brokerage commissions. The aggregate purchase price of the 4,412,690 Shares owned by Engaged Capital Co-Invest VI-A was approximately $149,343,062, including brokerage commissions. The aggregate purchase price of the 2,322,405 Shares owned by Engaged Capital Co-Invest VI-B was approximately $79,657,919, including brokerage commissions. The aggregate purchase price of the 119,487 Shares held in the Engaged Capital Account was approximately $4,283,393, including brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On September 27, 2017, Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings, and Mr. Welling (collectively, the “Engaged Group”) and the Issuer entered into a cooperation agreement (the “Cooperation Agreement”).    Pursuant to the terms of the Cooperation Agreement, as promptly as practicable following the date of the Cooperation Agreement but in no event later the Issuer’s filing of the proxy statement relating to the Issuer’s combined 2016 and 2017 annual meeting of stockholders (the “2016/17 Annual Meeting”), the parties agreed that the Issuer will: (i) set the size of the Board at 14 members, (ii) appoint Glenn W. Welling, Shervin J. Korangy and Dr. Celeste A Clark (collectively, the “New Nominees”) as directors, and (iii) appoint Dawn Zier, Jack Sinclair and Dean Hollis (together with the New Nominees, the “Initial Nominees”) as directors, with each such Initial Nominee having a term expiring at the 2016/17 Annual Meeting. In addition, the parties agreed that at the 2016/17 Annual Meeting, three of the Issuer’s current directors (excluding any Initial Nominees) will not stand for reelection and immediately prior to the 2016/17 Annual Meeting the Board shall take all necessary action to set the size of the Board at 11 members. Further, during the Standstill Period (as defined below), the size of the Board will not be modified from 11 members without the unanimous approval of the Board. The Issuer also agreed that the Board will include the Initial Nominees as nominees for election to the Board on the slate of nominees recommended by the Board in the Issuer’s proxy statement and on its proxy card relating to the 2016/17 Annual Meeting and the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”).

The parties agreed that promptly following the appointment of the Initial Nominees to the Board, the Board will form a working group (the “Working Group”) which will include as members to the extent elected to serve on the Board, through and until the Issuer’s 2018 Annual Meeting, Mr. Welling, Mr. Korangy, Mr. Simon and Mr. Heyer. The Working Group will work with a mutually agreed upon adviser to review the Issuer’s portfolio of businesses, brands and operating strategy, evaluate alternatives to create shareholder value and make recommendations to the Board regarding such alternatives. The Working Group will remain in effect during the Standstill Period (as defined below) and, if determined by the Board, thereafter.

The parties also agreed that promptly following the 2016/17 Annual Meeting, the Board shall take all necessary actions to cause the Compensation Committee of the Board to be comprised of Mr. Welling, Mr. Zilavy and Mr. Sinclair and that Mr. Zilavy will be elected to serve as Chair of the Compensation Committee.

If during the Standstill Period (as defined below) any of Mr. Welling, Mr. Korangy or Dr. Clark (x) is unable or unwilling to serve as a director or resigns as a director or is removed as a director, and (y) the aggregate beneficial ownership of the Engaged Group is continuously at least 4.9% of the Shares outstanding, then the Engaged Group will have the ability to designate a substitute person to replace such director. In addition, pursuant to the Cooperation Agreement, in the event that the Engaged Group ceases to be the beneficial owner of Shares equal to at least 4.9% of the Shares outstanding, the Issuer shall be relieved of certain of its obligations. In addition, if any of Mr. Sinclair, Ms. Zier or Mr. Hollis is not elected to the Board at the 2016/17 Annual Meeting or is unable or unwilling to serve as a director or resigns or is removed as a director during the Standstill Period, the Board will appoint a replacement to fill the vacancy as soon as reasonably practicable and any such replacement shall be subject to approval by the Engaged Group in its reasonable discretion.

During the Standstill Period (as defined below) the Engaged Group agreed (among other customary matters) that it will not, and that it will not permit any of its affiliates to nominate any person for election as a director. The Engaged Group further agreed (among other customary matters) that it will appear in person or by proxy at each annual or special meeting of stockholders during the Standstill Period (as defined below) and vote all Shares beneficially owned by the Engaged Group at such meeting (a) in favor of the slate of directors recommended by the Board and any other proposal supported by a majority of the Board other than with respect to the “say-on-pay” proposal at the 2016/17 Annual Meeting, for which the Engaged Group may vote at their discretion, (b) against any shareholder proposals or director nominations at such annual or special meeting which are not supported by the Board, and (c) in favor of the ratification of the appointment of such accounting firm as may be determined by the Board as the Issuer’s independent registered public accounting firm for the relevant fiscal year.

The parties agreed that the standstill period (the “Standstill Period”) begins on the date of the Cooperation Agreement and extends through and shall include the 2018 Annual Meeting, provided, however, that if the 2018 Annual Meeting has not occurred by December 31, 2018, the Standstill Period shall terminate as of such date.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

On September 28, 2017, the Engaged Group and the Issuer jointly issued a press release to announce that they have entered into the Cooperation Agreement.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Except to the extent restricted by the Cooperation Agreement, such actions may include, without limitation: continuing to engage in communications with management and the Board of the Issuer; engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment; making proposals to the Issuer concerning changes to its capitalization, capital allocation, communications with investors, Board structure (including Board composition), operations or ownership structure, including a sale of the Issuer as a whole or in parts; purchasing additional Shares; selling some or all of their Shares; engaging in short selling of or any hedging or similar transaction with respect to the Shares; or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported beneficially owned by each person named herein is based upon 103,719,173 Shares outstanding as of September 6, 2017, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the SEC on September 13, 2017.

As of the close of business on September 27, 2017, Engaged Capital Flagship Master beneficially owned 1,382,115 Shares, constituting approximately 1.3% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 1,382,115 Shares beneficially owned by Engaged Capital Flagship Master, constituting approximately 1.3% of the Shares outstanding.

As of the close of business on September 27, 2017, Engaged Capital Co-Invest VI beneficially owned 2,117,002 Shares, constituting approximately 2.0% of the Shares outstanding.

As of the close of business on September 27, 2017, Engaged Capital Co-Invest VI-A beneficially owned 4,412,690 Shares, constituting approximately 4.3% of the Shares outstanding.

As of the close of business on September 27, 2017, Engaged Capital Co-Invest VI-B beneficially owned 2,322,405 Shares, constituting approximately 2.2% of the Shares outstanding.

As of the close of business on September 27, 2017, 119,487 Shares were held in the Engaged Capital Account, constituting 0.1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest IV-B and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 10,353,699 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-B and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 10,353,699 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 10,353,699 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-B and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding.

Each Reporting Person is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b) By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest VI, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI.

By virtue of their respective positions with Engaged Capital Co-Invest VI-A, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI-A.

By virtue of their respective positions with Engaged Capital Co-Invest VI-B, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI-B.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

(c) On August 22, 2017, the counterparty exercised the over-the-counter market European-style put options referencing an aggregate of 182,000 Shares with an exercise price of $5 per Share that had been sold by Engaged Capital Flagship Master and Engaged Capital Flagship Master acquired such Shares. In addition, on August 22, 2017, the counterparty exercised the over-the-counter market European-style put options referencing an aggregate of 2,128,349 Shares with an exercise price of $5 per Share that had been sold by Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-A acquired such Shares. Other than as disclosed in this Schedule 13D, as amended, there have been no transactions in Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The disclosure in Item 4 regarding the Cooperation Agreement is incorporated by reference herein.

The Cooperation Agreement is incorporated by reference as Exhibit 99.2 to this Amendment No. 1 and is incorporated by reference herein.

The disclosure in Item 5(c) regarding the exercise of certain over-the-counter market European-style put options is incorporated by reference herein.

On September 28, 2017 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.1 and is incorporated herein by reference.

On September 27, 2017, Engaged Capital terminated the Pankopf Agreement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among the Reporting Persons, dated September 28, 2017.

99.2	Cooperation Agreement, dated September 27, 2017, by and among The Hain Celestial Group, Inc, Engaged Capital Flagship Master Fund, LP, Engaged Capital Co-Invest VI, LP, Engaged Capital Co-Invest VI-A, LP, Engaged Capital Co-Invest VI-B, LP, Engaged Capital Flagship Fund, LP, Engaged Capital Flagship Fund, Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 28, 2017).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2017

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-B, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Glenn W. Welling Director*

Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*	Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.